Rodman & Renshaw, LLC
1261 Avenue of the Americas, 20th Floor
New York, NY 10020

BY EDGAR TRANSMISSION

December 15, 2009

Securities and Exchange Commission Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Funtalk China Holdings Limited.
Registration Statement on Form F-1 (File No. 333-162617)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned hereby joins in the request of Funtalk China Holdings Limited (the "Company") that the effective date for the above-referenced registration statement (the “Registration Statement”) be accelerated so that it will be declared effective by 5:30 pm (Eastern Standard Time), on December 15, 2009, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectuses, dated November 17, 2009, December 1, 2009 and December 10, 2009, relating to the above-referenced offering have been distributed as follows during the period of November 17, 2009 through December 14, 2009:

With respect to the preliminary prospectus dated November 17, 2009:
355	total copies distributed;
0	copies to prospective underwriters;
200	copies to prospective dealers;
125	copies to institutional investors;
30	copies to others

With respect to the preliminary prospectus dated December 1, 2009:
625	total copies distributed;
0	copies to prospective underwriters;
340	copies to prospective dealers;
130	copies to institutional investors;
155	copies to others

With respect to the preliminary prospectus dated December 10, 2009:
655	total copies distributed;
0	copies to prospective underwriters;
350	copies to prospective dealers;
150	copies to institutional investors;
155	copies to others

We also wish to advise you that the underwriter has complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced registration statement.

Very truly yours,

RODMAN & RENSHAW, LLC

By:	/s/ John Borer
Name: John Borer Title: Sr. Managing Director